Exhibit 23.11

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form S-4 of our report dated December 8, 2005 (May 23, 2006 as to the effects of Note 15) (which report expresses an unqualified opinion and includes an explanatory paragraph related to the restatement of such consolidated financial statements to revise Beazer Homes USA, Inc.'s segment disclosures), relating to the consolidated financial statements of Beazer Homes USA, Inc., and our report dated December 8, 2005 relating to management's report on the effectiveness of internal control over financial reporting, appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading "Experts" in such Prospectus.

/s/ DELOITTE & TOUCHE LLP

Atlanta, Georgia
August 14, 2006